SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: T-Mobile US, Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, NW, Suite 900, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(1) promulgated under the Securities Exchange Act of 1934:

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May 20, 2020

At the T-Mobile (NASDAQ: TMUS) Annual Meeting on June 4, 2020, please vote FOR the “Stockholder Proposal for Limitations on Accelerated Vesting of Equity Awards in the Event of a Change of Control” (Proposal 4).

Dear T-Mobile shareholder:

We urge you to vote FOR the “Stockholder Proposal for Limitations on Accelerated Vesting of Equity Awards in the Event of a Change of Control” (Proposal 4) at T-Mobile’s Annual Meeting on June 4.

•         The proposal asks that the board adopt a policy so that in the event of a change in control (CIC), no accelerated of vesting of equity awards to senior executives would occur; instead, partial, pro-rata vesting, would occur calculated up to the time of a senior executive officer's termination.

•         T-Mobile allows senior executives to receive an accelerated award of unearned equity under certain conditions after a CIC. While some form of CIC severance payments may be appropriate, we believe the current practice to accelerate all equity may permit an undeserved windfall to some executives.

According to the 2020 proxy statement, a CIC could have accelerated the vesting of over $274 million worth of long-term equity to the company's five named executive officers (NEOs), with former CEO John J. Legere entitled to over $117 million alone.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial XPO shareholders.

T-Mobile could do more than double-trigger vesting.

In its opposition statement, the company cites the fact that equity awards are “double-trigger” and as such require equity awards accelerate only upon a qualifying termination of employment, either for good reason, without cause or, in limited cases, due to expiration or non-renewal of the applicable executive’s employment term. The company asserts that double-trigger vesting “effectively aligns the interests of our executive officers with those of our stockholders by encouraging our executive officers to continue in employment with the Company through the consummation of a change in control.”

Even without accelerated equity which is intended to vest in later years, executives are already well compensated in the event of a merger or CIC. Executives typically hold large amounts of vested equity that would appreciate in value in connection with a merger premium offer from the acquirer. This is how executives should be rewarded – through appreciation of their vested shares and options, not through the acceleration of unvested ones. The previously vested equity that executives hold, in addition to their basic job responsibilities, is what aligns the interests of executives with those of shareholders, not equity that has yet to be earned or vest.

We also note that proxy advisory firm Institutional Shareholder Services recommended Withhold votes for compensation committee members in 2019 (in the absence of a Say-on-Pay proposal), citing former CEO Legere’s $44 million special equity award granted in connection with the potential Sprint merger a cause for concern.

We remain unpersuaded by T-Mobile’s arguments and urge you to vote FOR the “Stockholder Proposal for Limitations on Accelerated Vesting of Equity Awards in the Event of a Change of Control” (Proposal 4). Please contact my colleague Michael Varner, Director, Executive Compensation at michael.varner@ctwinvestmentgroup.com with any questions.

Sincerely,

Dieter Waizenegger

Executive Director

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted